Friedman, Billings, Ramsey & Co., Inc.
August 7, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Horsehead Holding Corp. (the “Company”)
Registration Statement on Form S-1 (File No. 333-144295), as amended
Ladies and Gentlemen:
     As the Representative of the several underwriters of the proposed public offering of shares of common stock by the Company, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (EST) on August 9, 2007, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 27, 2007, through the date hereof:
     Preliminary Prospectus dated July 27, 2007:
     15 copies to prospective Underwriters, 2,681 copies to institutional investors, 0 copies to dealers, and 2,619 copies to others.
     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,
FRIEDMAN, BILLINGS, RAMSEY & CO., INC.
As the Representative of the several Underwriters
By: FRIEDMAN, BILLINGS, RAMSEY & CO., INC.
By:	/s/ James R. Kleeblatt

Name:	James R. Kleeblatt
Title:	Executive Vice President